Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Hilltop Holdings Inc. The tender offer (as defined below) is made solely by the Offer to Purchase, dated September 23, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the tender offer or the acceptance of shares pursuant to the tender offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdictions where the securities, blue sky or other laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
Hilltop Holdings Inc.
of
Up to $350,000,000 of its Common Stock
At a Purchase Price Not Less Than $18.25 Per Share and Not More Than $21.00 Per Share

Hilltop Holdings Inc., a Maryland corporation (the “Company,” “we,” “us,” or “our”), hereby offers to purchase for cash up to $350,000,000 of shares of its issued and outstanding common stock, par value $0.01 per share (the “shares”), at a price which will be not less than $18.25 and not more than $21.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Letter of Transmittal and the other materials filed as exhibits to the Issuer Tender Offer Statement on Schedule TO-I (collectively, as they may be amended or supplemented from time to time, the “tender offer materials”). The terms and conditions set forth in the tender offer materials collectively constitute the “tender offer.”

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 30, 2020, UNLESS THE TENDER OFFER IS EXTENDED OR TERMINATED.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer to Purchase, including the provisions relating to “odd lot” priority, proration and conditional tenders described in the Offer to Purchase, the Company will determine the Purchase Price that the Company will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The single purchase price (the “Purchase Price”) will be selected by the Company and will be the lowest purchase price (in multiples of $0.25), which will be not less than $18.25 per share and not more than $21.00 per share, that will allow it to purchase that number of shares having an aggregate purchase price of $350,000,000, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $350,000,000 are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price in excess of $350,000,000, measured at the maximum price at which such shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase shares in the following priority:

•	first, from all holders of “odd lots” (holders of fewer than 100 shares) who properly tender all their shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date;

•	second, subject to the conditional tender provisions described in the Offer to Purchase, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, from all other stockholders who properly tender shares at or below the Purchase Price, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, if necessary to permit the Company to purchase shares having an aggregate purchase price of $350,000,000 (or such greater amount as we may elect to purchase, subject to applicable law), from stockholders who have tendered shares at or below the Purchase Price subject to the condition that a specified minimum number of the stockholder’s shares be purchased if any of the stockholder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

All shares tendered and not purchased will be returned to stockholders at the Company’s expense promptly after the Expiration Date.

Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, if the Purchase Price per share is $18.25 the Company would purchase 19,178,082 shares and if the Purchase Price per share is $21.00 the Company would purchase 16,666,666 shares, representing approximately 21.3% and 18.5%, respectively, of its outstanding shares as of September 21, 2020.

The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the tender offer is oversubscribed. The proration period will expire at the Expiration Date.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 Midnight, New York City time, at the end of the day on October 30, 2020. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

The Company will announce the preliminary results of the tender offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. The Company does not expect, however, to announce the final results of any proration or the Purchase Price and begin paying for the tendered shares until at least three to five business days after the Expiration Date.

The purpose of the tender offer is for the Company to repurchase shares of its common stock. This structure allows the Company to purchase a fixed dollar amount of shares for one price per share.

The Company’s Board of Directors has approved the tender offer. However, none of the Company, its Board of Directors, the Dealer Manager, Information Agent, the Depositary or any of their respective affiliates makes any recommendation to any stockholder whether to tender or refrain from tendering any or all shares or as to the Purchase Price at which stockholders may choose to tender their shares. Stockholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price at which they will tender those shares. None of the Company’s directors and executive officers will tender any of their shares in the tender offer.

Consistent with past practice, the Company’s Board of Directors expects to continue to declare and pay quarterly dividends with the goal of increasing the dividend over time after giving consideration to the Company’s cash balances and expected results from operations. In the event that the Company’s Board of Directors declares a dividend to be paid in the future, each shareholder of record on the close of business on the record date set by the Board of Directors will be paid to such shareholder regardless of whether such shareholder tenders its shares in the tender offer.

The receipt of cash by stockholders for tendered shares purchased by the Company in the tender offer will generally be treated for U.S. federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a distribution. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the tender offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or the other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Dealer Manager for the Tender Offer is:

Goldman Sachs & Co. LLC

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Attn: Equity Derivatives Group
Collect: (800) 323-5678
Toll-Free: (212) 902-1000

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (800) 207-3159

Email: hilltopholdings@dfking.com

Hilltop Holdings Inc.

September 23, 2020